EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)
16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

May 14, 2010

Item 3	News Release

Issued May 14, 2010 and distributed through the facilities of Canada NewsWire.

Item 4	Summary of Material Change

The Company announces the initial results obtained from a series of geochemical soil samples from the recently optioned Água Branca property, adjacent to the Company’s flagship Tocantinzinho (“TZ”) deposit in the Tapajós region of Pará State, Brazil..

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400

Item 9	Date of Report

May 14, 2010

May 14, 2010	Trading Symbol: BZO-TSX.V

Brazauro Releases Initial Geochemical Soil Sampling Results for
Água Branca Property in Brazil

Exploration Results Extend Previous Geochemical Trends and Develops An Additional
Target Within the Tocantinzinho Trend

HOUSTON, TX – Brazauro Resources Corp. (TSX.V: BZO) today announced  the initial results obtained from a series of geochemical soil samples from the recently optioned Agua Branca property, adjacent to the Company’s flagship Tocantinzinho (“TZ”) deposit in the Tapajós region of Pará State, Brazil.
Results obtained by Brazauro’s sampling have extended to the northwest an open soil anomaly identified by the previous owner, which had drilled six diamond holes showing hydrothermal alteration and mineralization very similar to Tocantinzinho. This north-westerly trending soil geochemistry anomaly extends more than 1,000 meters with values ranging between 100 ppb and 600 ppb gold. Brazauro plans an initial 2,000-meter drilling program to investigate this soil anomaly and scheduled to start in mid-May 2010.
As previously announced by Brazauro, the addition of Água Branca to its portfolio of exploration and development properties in Brazil’s Tapajós region, confirms the prospectivity of this area.
“The strong similarities between the mineralized, hydrothermally altered, granitic rocks associated with the newly discovered TZ deposit and core from previously drilled holes into the Água Branca anomaly, together with the NW-SE alignment of both occurrences, indicate a potential for a TZ-like deposit at Água Branca,” said Leendert Krol, Director and Chief Technical Advisor for Brazauro.

About Brazauro:

Brazauro Resources is an established and well-financed gold exploration company focused on high-potential properties in the Tapajós region of Brazil. As well as its most advanced property, Tocantinzinho, Brazauro is also actively exploring other properties including the nearby Bom Jardim, Piranhas, Agua Branca and Andorinhas projects. The Company’s shares are listed on the TSX Venture Exchange under the symbol BZO-V. Further information is available at www.brazauroresources.com

For further information, please contact:

Brazauro Resources Corporation

James Komadina
President and Chief Operating Officer
719-330-4477

Mark Jones III
Chairman and CEO
281-579-3400

Media contact:
John Lute
Lute & Company
416-929-5883

info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.